Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101611

Supplement dated January 12, 2004
(To Prospectus dated December 23, 2002 and Prospectus Supplement dated February 24, 2003, as supplemented by a Supplement dated
November 7, 2003)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

The first paragraph of the section entitled “Plan of Distribution” on page S-41 of the Prospectus Supplement dated February 24, 2003, as supplemented by a Supplement dated November 7, 2003, is amended and restated in its entirety to read as follows:

Under the terms of a distribution agreement, dated February 24, 2003, as amended, we are offering the notes on a continuous basis through or to J.P. Morgan Securities Inc., Wachovia Securities Inc., Salomon Smith Barney Inc., McDonald Investments Inc., Banc of America Securities LLC, Goldman, Sachs & Co. and Banc One Capital Markets, Inc., referred to in this prospectus supplement as the “agents.” The agents, individually or in a syndicate, may purchase notes, as principal, from us from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable agent or, if so specified in the applicable pricing supplement, for resale at a fixed offering price. However, we may agree with an agent for that agent to utilize its reasonable efforts on an agency basis on our behalf to solicit offers to purchase notes at 100% of the principal amount thereof, unless otherwise specified in the applicable pricing supplement. We will pay a commission to an agent, ranging from .125% to .750% of the principal amount of each note, depending upon its stated maturity, sold through that agent as our agent. We will negotiate commissions with respect to notes with stated maturities in excess of 30 years that are sold through an agent as our agent at the time of the related sale.